Exhibit 99.6

NICE Systems LTD. to Change Company Name to NICE LTD.

New Name Reflects Company Transformation to Enterprise Software

NASDAQ Ticker Symbol To Remain Unchanged: NICE

Paramus, New Jersey, June 21, 2016 – NICE (NASDAQ: NICE) (the Company) today announced that it has changed its corporate name from NICE-Systems Ltd. to NICE Ltd. The corporate name change to NICE Ltd. is expected to be reflected at the open of trading on June 22, 2016. The Company has retained its ticker symbol of “NICE” on the NASDAQ stock exchange.

The new name reflects the Company’s transformation to an enterprise software company in which its business is aligned across all dimensions, including technologies, customers, and markets, and one that is squarely focused on analytics. Additionally, the name change better reflects the Company’s global brand, and the fact that the Company is known around the world as “NICE”.

“Over the past two years, we have embarked on a journey to transform NICE into a true enterprise software company,” said Barak Eilam, CEO of NICE. “We sold our Security business, strengthened innovation, continued to grow our portfolio of software solutions and just recently significantly expanded our cloud business and total addressable market with the announced acquisition of inContact. As the journey to transform NICE continues, we believe the name change better reflects our business and global brand, and our vision for NICE going forward.”

About NICE
 NICE (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Media Contact
 Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
 Yisca Erez, +972 9 775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.